EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	09/24/14
Item IDs	8.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO Share Repurchase Program
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO Press Release - Share Repurchase Program
8-K	**submissionpdf.pdf**
	Printable copy, Form 8-K & Press Release, CHCO Share Repurchase Progam

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
September 24, 2014



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events.

On September 24, 2014, the Board of Directors of City Holding Company (the "Company") authorized the Company to buy back up to 1,000,000 of its common shares (the "Program") in open market transactions, in block trades or otherwise at prices that are accretive to the earnings per share of continuing shareholders. The Program, which has no time limit on the duration, permits management to commence or suspend purchases at any time or from time-to-time based upon market and business conditions and without prior notice.

Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company announcing the approval of the stock repurchase program.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued September 25, 2014

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>September 25, 2014</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Senior Vice President & Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
September 25, 2014

For Further Information Contact:
Charles R. Hageboeck, President & CEO
(304) 769-1102

City Holding Company Announces Approval of Stock Repurchase Plan

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $3.4 billion bank holding company headquartered in Charleston, today announced that the board authorized the Company to buy back up to 1,000,000 of its common shares (approximately 7% of outstanding shares) in open market transactions at prices that are accretive to the earnings per share of continuing shareholders. Management may commence or suspend purchases at any time or from time-to-time based on market and business conditions and without prior notice. No time limit has been placed on the duration of the share repurchase program. As part of its authorization, the Company rescinded the previous share repurchase plan approved in July 2011. During the third quarter through September 24, 2014, the Company had repurchased approximately 237,000 shares under the July 2011 plan.

"As of September 24, 2014, the Company was very well capitalized and capital continues to grow due to our exceptional earnings. As a result, we view this repurchase plan as part of an ongoing strategy to build value for our stockholders while maintaining appropriate capital levels," stated Charles R. Hageboeck, President & CEO.   The Company currently has 15.4 million outstanding common shares. Repurchase of the Company's stock is subject to availability of the stock and may be discontinued at any time.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 82 branches across West Virginia, Virginia, Kentucky and Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the regulations promulgated and to be promulgated thereunder, which may subject the Company and its subsidiaries to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.